UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-50305

333-50305-01

Eagle Family Foods, Inc.

Eagle Family Foods Holdings, Inc.

(Exact name of registrant as specified in its charter)

735 Taylor Road, Suite 200, Gahanna, Ohio 43230, (614) 501-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 3/4% Series Senior Subordinated Notes due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 25

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	May 1, 2007	By:	/s/ Craig Steinke
Name: Craig Steinke Title: President and Chief Executive Officer